

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

Yong Yang
Chief Executive Officer
LOVE INTERNATIONAL GROUP, INC.
Room 161, 2nd Floor, No. 12 Building
1154 Kangqiao Road, Pu Dong New District
Shanghai, China

      Re: LOVE INTERNATIONAL GROUP, INC.
         Form 10-K for the Fiscal Year Ended December 31, 2018
         Filed April 1, 2019
         Form 8-K Filed February 12, 2019
         File No. 0-55642

Dear Mr. Yang:

We issued comments on the above captioned filing on October 25, 2019. On December 4, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services